

06014377

7 June 2006



Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel   0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA



Direct Line 44 121 722 4935
Direct Fax   44 121 722 4290
Our Ref GLK

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

Please note that Severn Trent Plc's Annual General Meeting will be held on 25 July 2006, not 26 July 2006 as stated in yesterday's Final Results Announcement.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

Encl.

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU